Exhibit 4.1
Consulting Agreement

This Consulting Agreement is effective as of the 10 day of October, 2012 (“Effective Date”) by and between Top Image Systems Ltd., a Company duly registered in the State of Israel of Ben Gurion St. 2, Ramat Gan (the “Company”) and Mr. Izhak Nakar, ID. No. 050331339 of Romanili 4 Tel Aviv (“Mr. Nakar”).

Whereas, Mr. Nakar is the founder of the Company, has served since the Company’s inception and until May 2001 as the Company’s CEO and thereafter, as a member and a chairman of the Company’s Board of Directors (the “Board” and the “Chairman of the Board” respectively) and currently serves as the active Chairman of the Board; and

Whereas, Mr. Nakar has unique knowledge, experience and expertise in the data capturing field in general and in the Company’s business and needs in particular which are vital to the continuing business development of the Company and the Company wishes to continue to engage Mr. Nakar to assist the Company in developing its business worldwide and contribute to the Company with his proficiency; and

Whereas, Mr. Nakar has represented to the Company that he is willing to assist the Company in developing its businesses, that he will invest all requisite time and effort for such purpose as may be required by the Board from time to time and that such assistance will not breach any of his other commitments; and

Whereas, the terms of engagement of Mr. Nakar were previously determined by the authorized organs of the Company and approved by its shareholders, and now, the  Parties wish to record in an agreement, the terms under which Mr. Nakar will continue to serve as the Company’s Active Chairman of the Board (as defined below);

Now therefore, the Parties hereby agree as follows:

1.	Scope

1.1
Subject to the provisions of any applicable law and the required approvals of the Company’s organs, Mr. Nakar will take an active role in the Company’s management and will serve as an “Active Chairman of the Board”.

1.2
In his capacity as an Active Chairman of the Board, Mr. Nakar will explore new business opportunities for the Company in order to expend the Company’s business worldwide including, inter alia the following: (i) building a long term strategy for the Company identifying and negotiating potential M&A transactions for the Company; (ii) setting and executing the Company’s financing strategy; (iii) assisting in targeting potential investors; (iv) assisting in targeting potential strategic business partners; (v) negotiating transactions that are not in the Company’s ordinary course of business; and (vi) assisting the Company’s senior management in planning the Company’s long term budget. In addition Mr. Nakar will carry out any tasks assigned to him by the Board as the Board may decide from time to time in order to promote the Company and its business.

2.	Consideration

2.1
In consideration for his services to the Company worldwide, and based on the assumption that Mr. Nakar invests most of his working time in the furtherance of the Company’s business, Mr. Nakar will be entitled to consideration in the amount of US $28,125 plus VAT per month (“Remuneration”). The Remuneration will be paid in US Dollars against a valid tax invoice, no later than the 10th day of every month for the preceding month.

2.2
In addition to the Remuneration, and subject to a determination to this effect by the Board, and the approval of the relevant Company’s organs, according to any applicable law, Mr. Nakar will be entitled to receive a yearly bonus based on the Company performances and Mr. Nakar’s contribution to it (the “Bonus”). Such Bonus may be comprised of cash or options to purchase shares of the Company (or combination of cash and options) at the sole discretion of the Board.

2.3
Mr. Nakar will be entitled to be reimbursed for reasonable out of pocket expenses incurred by him in the performance of the duties, subject to the presentation of appropriate receipts to the Company in accordance with the general policies of the Company, and to medical insurance while traveling on behalf of the Company.

2.4
Mr. Nakar will be entitled to indemnification from the Company, in the form of the standard indemnification letter issued by the Company to all of its office holders (as may be amended from time to time), and will be covered under the “Directors and Officers” insurance policy purchased by the Company to cover the liability of its officers and directors.

2.5
If the Company will decide to grant all of its Board members options to purchase shares of the Company, Mr. Nakar will be entitled, in addition to the Remuneration and the Bonus, to such number of options and under such terms and conditions as may be decided by the Board and approved by the requisite organs of the Company according to any applicable law.

2.6	Other than as specifically stated above, Mr. Nakar shall not be entitled to any other or additional consideration from the Company in connection with the rendering of his services.

2.7
Mr. Nakar will bear all taxes or other payments due with respect to the payments to him in accordance with this Agreement including, without limitation, income tax, social security, health insurance etc.

3.	Term of Agreement

3.1
The term of this agreement is 12 months commencing on the Effective Date as approved by the Company’s shareholders general meeting (the “Initial Term”). The Agreement will automatically be extended for additional 12 month periods (each an “Additional Term” and the Initial Term and all Additional Terms together, the “Term”) unless determined otherwise by the Company’s relevant organs.

3.2
Notwithstanding Section 3.1 above, either party may terminate this Agreement upon 6 months’ prior notice to the other party, provided that if termination is by the Company as a result of a Change in the Control of the Company, the Company may terminate this Agreement upon 12 months’ prior notice to Mr. Nakar.

“Change of Control” shall mean any of the following: (i) a change in the ownership or rights of the Company's share capital or a voting agreement or any other event, following which any one person (either alone or together with any person acting in concert with him) holds 25% or more of the share capital or the voting rights in the Company; (ii) a change in the rights of appointment of directors or the general manager of the Company following which any one person (either alone or together with any person acting in concert with him) has the right to appoint more than 25% of the directors or the right to appoint the general manager of the Company; (iii) a sale of all or substantially all of the assets of the Company.

3.3
The Company’s undertakings under this Agreement, which require approval in accordance with the provisions of law, are subject to the approval of the Company’s audit committee, compensation committee, Board of Directors and the Company’s shareholders. It is hereby clarified that after approval by the above organs, the Company’s undertakings under this Agreement shall be binding upon the Company henceforth and until termination of the Agreement in accordance with its terms.

4.	Confidentiality and Proprietary Rights

4.1
Except as required in order to perform his duties hereunder, in Mr. Nakar’s discretion, Mr. Nakar shall maintain Confidential and Proprietary Information (as defined below) strictly confidential and will not disclose it to any third party. “Confidential and Proprietary Information” means information relating to the business and operation of the Company including without limitation, operational methods, plans or strategies, business plans, invention and research projects, patents, copyrights, trademarks, trade secrets, engineering specifications, product designs, technical information, data and know-how, customer lists, supplier lists, market surveys and other.

4.2
When disclosing Confidential and Proprietary Information in the performance of his duties hereunder, Mr. Nakar will take appropriate steps required in his discretion to ensure that the confidentiality of the Confidential and Proprietary Information will be maintained.

4.3
Mr. Nakar hereby assigns and transfers to the Company all discoveries, developments, designs, inventions and improvements made or acquired by him (“Creations”) During the Term. Mr. Nakar undertakes and agrees to fully disclose any Creations to the Company and to treat the Creations as Confidential Proprietary Information of the Company.

4.4	For the purpose of this Section 4, “the Company” shall also include any of the Company’s subsidiaries or affiliates in Israel and worldwide.

5.	Independent Contractor

5.1
Mr. Nakar is an independent contractor and is not an agent or employee of the Company. Mr. Nakar will not be entitled to any social or other benefits from the Company and hereby acknowledge and agree that the Remuneration to be granted to him hereunder was determined taking into account that all of the relevant social benefits will be purchased by him, and was set at 40% higher than he would have received as an employee.

5.2
In the event that, for any reason whatsoever, any court or governmental authority shall decide that Mr. Nakar shall be entitled to any social benefits from the Company arising out of employment relations, or that the Company should have withheld or paid tax of any kind in respect of the Mr. Nakar, then Mr. Nakar shall indemnify the Company and hold the Company harmless from any and all amounts awarded against the Company and shall return to the Company all amounts received by it in excess, i.e. 40% of the Remuneration, in addition to index linkage differentials and interest according to the law, from the time of their payment by the Company and until their actual pay back.

6.	Miscellaneous

6.1	The competent courts in the city of Tel Aviv will have exclusive jurisdiction to adjudicate any matter involving or relating to this Agreement.

6.2	This Agreement supersedes any prior agreement between the Company and Mr. Nakar, with respect to the subject matter hereof.

6.3
Any term of this Agreement may be amended, only by the written consent of both parties hereto, provided, however, that such amendment is subject to the approval of the relevant organs of the Company according to any applicable law.

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement to be effective as of the date stated above.

_____________________	_____________________
Top Image Systems Ltd.	Izhak Nakar
By: Osnat Segev - Harel and Assael Karfiol
External Directors